Exhibit 2

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES APPROVAL OF THE AMENDED
MANAGEMENT AGREEMENT AND INFORMATION REGARDING NON-RESIDENT
OWNERSHIP

(Calgary, June 17, 2003) /CNW/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, announced today that the Amended Form of Management Agreement, which was unanimously endorsed by the Board of Directors of Pengrowth Corporation, received approval by in excess of 95% of the votes tendered in person or by proxy at the Special and Annual Meetings conducted on June 17th, 2003.

Pengrowth is also providing additional information for investors regarding the non-resident ownership and mutual fund trust status of Pengrowth Energy Trust in response to similar announcements by other Canadian income trusts and inquiries from unitholders. Pengrowth Energy Trust has experienced increased non-resident participation since listing on the New York Stock Exchange in April, 2002 and the completion of a cross-border equity issue in November, 2002. As at March 31st, 2003, approximately 11% of the outstanding trust units were held by non-residents and the total non-resident participation at present remains significantly below the 50% threshold prescribed by the Income Tax Act (Canada) for mutual fund trusts despite recent increases in trading activity from U.S. investors.

Pengrowth has adopted a strategy for addressing the level of non-resident ownership should it become an issue in the future.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191